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April __, 2005	direct dial 404 815 6653 direct fax 404 541 3204 LFowler@KilpatrickStockton.com

The Integrity Funds
1 Main Street North
Minot, North Dakota  58703

Ladies and Gentlemen:

                        We have been requested, as tax counsel for the IPS Funds (the “IPS Funds”), and the IPS Millennium Fund and IPS New Frontier Fund, each a series of the IPS Funds (the “Target Funds”), to render our opinions, expressed below, to the IPS Funds, the Target Funds and The Integrity Funds (the “Integrity Funds’) and the Integrity Growth & Income Fund, a series of The Integrity Funds (the “Acquiring Fund”) in connection with the proposed reorganization (the “Reorganization”) of the Acquiring Fund and the Target Funds, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization, dated as of ___________, 2005, by and among the IPS Funds, for itself and on behalf of each of the Target Funds, and the Integrity Funds, for itself and on behalf of the Acquiring Fund (the “Agreement”).  This opinion is delivered to you pursuant to Section 8(e) of the Agreement.  Unless otherwise indicated, capitalized terms used in this letter shall have the same meanings as defined in the Agreement.

                        In rendering our opinion, we have examined copies of the Agreement and have considered such matters of applicable law and of fact, together with such other regulations, rulings, decisions, records, and documents as we have deemed appropriate for the opinions and confirmations herein set forth.

                        Our opinions set forth below are subject to the following assumptions, qualifications, exceptions and conditions:

                        A.            During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photostatic copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

                        B.            As to various factual matters that are material to our opinions set forth in this letter, we have relied, and will rely, upon the factual representations and warranties set forth in the Agreement, tax certificates to be executed by the IPS Funds and each Target Fund, and other documents related to the Reorganization.  We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

                        C.            Our opinions are based upon the Code, United States Treasury regulations, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  Our opinion is conditioned upon (a) the Reorganization taking place in the manner described in the Agreement and (b) there being no change in the Code, United States Treasury regulations, judicial decisions, or administrative rulings and pronouncements of the Internal Revenue Service between the date hereof and the Closing Date.

                        Based on and in reliance on the foregoing and the further qualifications set forth below, it is our opinion that, with respect to the Acquiring Fund and each Target Fund:

                        (1)The Reorganization will qualify as a “reorganization” (as defined in Code section 368(a)), and the Acquiring Fund and the Target Fund each will be a “party to a reorganization” (within the meaning of Code section 368(b)).

                        (2)The Target Fund shareholders will recognize no gain or loss on their receipt of Acquiring Fund shares in exchange for their Target Fund shares pursuant to the Reorganization.

                        (3)The Target Fund will recognize no gain or loss on the transfer of all of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities pursuant to the Reorganization or on its distribution of those shares to its shareholders pursuant to its liquidation in exchange for their Target Fund shares.

                        (4)The Acquiring Fund will recognize no gain or loss on its acquisition of all of the Assets solely in exchange for the Acquiring Fund shares and its assumption of the Liabilities.

                       (5)The aggregate tax basis in the Acquiring Fund shares received by each Target Fund shareholder pursuant to the Reorganization will equal the aggregate tax basis of the Target Fund shares surrendered in exchange therefor, and the shareholder’s holding period for those Acquiring Fund shares will include the period that the shareholder held the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund shares as a capital asset at the Effective Time.

                       (6)The Acquiring Fund’s basis in the Assets will equal the Target Fund’s basis in the Assets immediately before the Reorganization, and the Acquiring Fund’s holding period for the Assets will include the period during which the Target Fund held the Assets.

                       (7)The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Code section 381(c), including the earnings and profits, or deficit in earnings and profits, of the Target Fund as of the Effective Time.  The Acquiring Fund will take these items into account subject to the conditions and limitations specified in Code sections 381, 382, 383 and 384 and applicable regulations thereunder.

                        We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Target Fund Shares who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Target Fund Shares as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Target Fund Shares pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

                        This opinion has been delivered solely for the benefit of the IPS Funds, each Target Fund, the Integrity Funds and the Acquiring Fund in connection with the Reorganization and, except for any Target Fund shareholder, it may not be relied upon by any other person or entity or for any other purpose without our express prior written permission.  We expressly disclaim any duty to update this letter in the future in the event there are any changes in relevant fact or law that may affect any of our opinions expressed herein.

                        We hereby consent to this opinion accompanying the Acquiring Fund’s Registration Statement on Form N-14 and to the reference to our firm under the caption “Legal Matters” in the Prospectus/Proxy Statement filed as part of the Form N-14.

                                                                        KILPATRICK STOCKTON LLP

                                                                        By:________________________________

                                                                              Lynn E. Fowler, a partner